October 26, 2005



Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance -CF/AD1
United States Securities and Exchange Commission
100 F Street, N.E
Washington, D.C.  20549-6010

Re:  Almost Family, Inc.
     Form 10-K for the fiscal year ended December 31, 2004
     Filed March 31, 2005
     File No. 1-09848

Dear Mr. Rosenberg:

The following responses are to the questions contained in your correspondence dated October 7, 2005 for the corporation and filing listed above. We very much appreciate the Staff's continued attention to this matter and its professionalism in working through with us both in writing and on the phone the issues that concern the Staff.

Critical Accounting Policies

SEC Comment #1.:

In addition to the proposed disclosures provided in your response to our comments 2a, 2d and 3, please also provide us proposed disclosure regarding the percentages (based on type and age) used to estimate the allowance for uncollectible accounts.

Management's Response to SEC Comment #1.

Allowance for Uncollectible Accounts by Payor Mix and Related Aging

The Company records an estimated allowance for uncollectible accounts by applying estimated bad debt percentages to its accounts receivable agings. The percentages to be applied by payor type are based on the Company's historical collection and loss experience. The Company's effective allowances for bad debt percentages were as follows:

As of December 31, 2004:            Percent of Accounts Receivable
-------------------------------------------------------------------------------
                                                               >1yr
              Payor            0-120           121-365         <2yrs      >2yrs
-------------------------------------------------------------------------------
Medicare                           5%             25%          100%        100%
Medicaid & Government              1%             16%           71%        100%
Self Pay                           7%             19%           69%        100%
Insurance                          1%             14%           72%        100%
Total                              2%             17%           70%        100%

As of December 31, 2003:            Percent of Accounts Receivable
--------------------------------------------------------------------------------
                                                              >1yr
              Payor            0-120           121-365        <2yrs       >2yrs
--------------------------------------------------------------------------------
Medicare                           6%             25%          100%        100%
Medicaid & Government              2%              9%           68%        100%
Self Pay                           7%             25%           67%        100%
Insurance                          2%             13%           71%        100%
Total                              3%             13%           69%        100%

SEC Comment #2.:

We noted your response to our comment 2c and we reissue our comment. We believe materiality should also be assessed on income from operations.

Management's Response to SEC Comment #2.

Changes in Contractual Allowance Estimates Pertaining to Prior Periods

Approximately 99% of the Company's revenues are earned on a "fee for service" basis. For all services provided, the Company uses either payor-specific or patient-specific fee schedules for the recording of revenues at the amounts actually expected to be received. Changes in estimates related to prior period contractual allowances were $82,000, $72,000, and $103,000 in the years ended December 31, 2004, 2003 and 2002, respectively.

SEC Comment #3.:

With regards to your response to our comment 2e, you presented proposed disclosure showing two tables for the year ended December 31, 2003. In one of the tables we did not note any provision related to self pay. Please revise your proposed disclosure to clarify or explain why there is no self pay.

Management's Response to SEC Comment #3.

In my discussion with Sasha Parikh on October 17, 2005, it appeared that Ms. Parikh was reading from a table that was garbled or erroneous, perhaps due to a file transmission error of some kind. In any event the response should have been as follows:

Payor Mix Concentrations and Related Aging of Accounts Receivable

The approximate breakdown of accounts receivable by payor classification as of December 31, 2004 and 2003 is set forth in the following tables:

As of December 31, 2004:            Percent of Accounts Receivable
--------------------------------------------------------------------------------
                                                    >1yr
            Payor              0-120   121-365     <2yrs      >2yrs        Total
--------------------------------------------------------------------------------
Medicare                       10%         -%         -%         -%         10%
Medicaid & Government          48%         8%         9%         1%         66%
Self Pay                        4%         3%         3%         1%         11%
Insurance                       8%         4%         1%         -%         13%
Total                          69%        15%        13%         2%        100%

As of December 31, 2003:            Percent of Accounts Receivable
--------------------------------------------------------------------------------
                                                   >1yr
            Payor              0-120   121-365     <2yrs       >2yrs       Total
--------------------------------------------------------------------------------
Medicare                       11%         1%         -%         -%         12%
Medicaid & Government          47%        11%         7%         -%         65%
Self Pay                        8%         2%         2%         -%         12%
Insurance                       7%         3%         1%         -%         11%
Total                          73%        17%        10%         -%        100%

The balance sheet as of December 31, 2004 reflects a 13% decrease in net accounts receivable from December 31, 2003 and a 22% decrease from December 31, 2002 despite increasing sales over that time frame. Days sales outstanding declined to 54 days at December 31, 2004 from 64 days at December 31, 2003 and 74 days at December 31, 2002.

SEC Comment #4.:

Note 6. Income Taxes

4. Refer to your response to our comment 4. We note that you subsequently decided not to discontinue the Visiting Nurse segment. Please tell us why the decision not to discontinue the segment would not have been reflected in the deferred tax liability.

In a phone conversation with Sasha Parikh, subsequent to the staff's letter dated October 7, 2005, Ms. Parikh further clarified the question as asking why the one-time reduction in the estimated tax liabilities of $854,000 was not recorded at the same time the decision was made not to discontinue the Visiting Nurse segment.

Management's Response to SEC Comment #4.

As indicated in our 10K and in our previous response on this matter, the income tax credit resulted from the combination of the sale our product operations and one-time losses recorded related to a formal plan of disposition of the VN segment. The product operations were sold and the initial VN plan of disposition was adopted in our 2000 fiscal year during which the initial loss and related income tax effects were recorded.

In our December 2001 fiscal year when the decision to retain the VN segment was made, we reversed the remaining VN segment disposal loss charge and the estimated related amount of income tax benefit was also reversed at that time. Accordingly, the decision not to discontinue the segment was reflected in the income tax accounting in the fiscal year in which that decision was made.

As also indicated in our previous response, given the complexities involved and the exposure to challenge upon tax return audit, the Company determined that a separate amount of tax reserves were necessary until the expiration of the statute of limitations. It was the expiration of the statute of limitations, rather than anything related to the decision to retain the VN segment that triggered the one-time income tax credit of $854,000 recorded in 2003.

SEC Comment #5:

We noted your response to our comment #5. Tell us why a ruling against the Company would not constitute a probable loss that should be recorded as a loss.

Management Response to SEC Comment #5:

Management of the Company continues to believe, based on the considerations described in our letter dated September 8, 2005, that the Company correctly treated the loss contingency of the Franklin litigation in accordance with generally accepted accounting principles. We have asked Bruce Coolidge of Wilmer Cutler Pickering Hale and Dorr LLP to supplement our response to the Staff's comment #5. I understand that Mr. Coolidge is sending that supplemental response to you today.

SEC Comment #6:

     We noted your response to our comment 6 and we reissue our comment. Of the four avenues of pursuit you discussed, we noted the following;

     o the first avenue was dismissed by the lower court and was subsequently denied your appeal for review by the Kentucky Supreme Court;

     o the second avenue provides no guarantee that you would receive anything in bankruptcy proceedings and if so, only partial payment;

     o the third avenue limits you to $200,000 in damages; and

     o the forth avenue is based on implied assurance and not any contractual stipulation. In addition, the State Department of Transportation funds could be depleted again in the future by the time a ruling is given.

     Based on the above, please tell why a greater portion if not the entire balance was not provided for as a bad debt expense.

Management Response to SEC Comment #6:

In general, the answer to the question posed by the Staff is that two of the four issues that lead the Staff to question the carrying value of the receivable concern events that occurred after the balance sheet date of December 31, 2004. As the Staff is well aware, facts that become known after the balance sheet date do not by themselves raise an issue as to the accuracy of the carrying value of an asset at the balance sheet date.

As of the date of the Company's December 31, 2004 balance sheet, the Company had a total outstanding receivable related to CTG of approximately $535,000, against which it had established and reported a reserve of $106,000, primarily for the legal costs of collecting the receivable. I address separately each of the four factors listed by the Staff in its question. In thus treating the factors separately, I should nevertheless emphasize that management considered all factors together, as of December 31, 2004, in making its determination concerning the unrecoverable portion of the receivable. As of the date of the issuance of the December 31, 2004 balance sheet, the Company's appeal to the Kentucky Supreme Court for discretionary review of the lower court's ruling was still pending. If successful, this avenue of pursuit for the collection of the account receivable would have resulted in the Company's recovery of the full amount of the account receivable. As described in the Company's letter to you dated September 8, 2005, management believed that it had a substantial prospect of prevailing on appeal. After December 31, 2004, in the third quarter of 2005, the Company's appeal was dismissed and management believes that it can no longer appropriately consider the prospect of reversal on appeal as a factor in determining the carrying value of the receivable. We note, however, that a principal ground of dismissal of the Company's action was that the same claims are being pursued by the Broker directly against the State, and that any recovery by the Broker would likely result in a substantial payment to the Company as a creditor of the Broker.

With respect to the second avenue, we have no reason to believe that the Broker will not be successful with its claim against the State in U.S. Bankruptcy Court. As the Company and the other affected providers represent the substantial majority of creditor's claims against the estate, if the Broker is successful in U.S. Bankruptcy Court, the Company believes that it will recover substantially the net recorded balance of the account receivable.

As to the third avenue of pursuit, if this avenue is the only successful avenue for the Company, we believe that our recovery would be limited to $200,000 and have previously disclosed that fact. We agree with the Staff that in the absence of other avenues of relief, the prospect of relief through the claims process would not have justified the carrying value of more than $400,000 (net of the related reserve).

With respect to the fourth avenue, given the facts and circumstances and the prior political precedent, we believed at the time of the preparation of the December 31, 2004 balance sheet that a recovery of the account receivable through political means was possible. As of the balance sheet date, the Company considered this factor, in combination with the other three factors, to support the carrying value of the receivable. In management's view, the absence of a contractual relationship between the State of Kentucky and the Company did not compel the conclusion that the state was unlikely to pay the receivable, particularly in light of past precedent.

Since the balance sheet date of December 31, 2004, the Company sold the line of business to which the receivable related. As a result, the Company now lacks the ability to provide transportation services necessary to the state in the future, and management therefore has concluded that the Company no longer has persuasive equitable arguments for state repayment of the debt. Given the circumstances as they presently exist, as noted in our response dated September 8, 2005, the Company anticipates that it will, in its financial statements for the quarter ended September 30, 2005, record as a change in estimate a provision for all or a portion of the remaining net receivable.

At the conclusion of my telephone conversation with Ms. Parikh on October 17, 2005, Ms. Parikh raised a question concerning the materiality of the CTG receivable to the Company's reported results of operations in 2004. In the Company's view, the impact of a different treatment of the CTG receivable as of December 31, 2004, would not have been material to investors. First, the Company fully disclosed all risks of non-collection of the receivable at Note 9 to the financial statements for the year ended December 31, 2004 (as well as in numerous quarterly reports on Form 10Q). Second, for the reasons discussed above, even if the Staff concluded that as of today the receivable should be written off entirely, the facts available to management as of December 31, 2004, would not have warranted the assignment of a zero dollar carrying value to the receivable, but only some smaller amount than the current carrying value. Third, the after-tax effect of even a full write-down is about $250,000 on an after-tax basis, compared with total 2004 after-tax profits of $1.5 million. Finally, the operating line of business that generated the receivable has been sold and will be reclassified to discontinued operations in all future reports; it thus cannot have any impact on income from continuing operations and is in no way material to the Company's results of operations, financial condition, or liquidity. We note incidentally that the Company's senior credit facility excludes consideration of the CTG receivable from all covenant and borrowing capacity calculations.

Requested Acknowledgement

Almost Family, Inc. acknowledges the Company is responsible for the adequacy and accuracy of the disclosure in the filing; and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at 502-891-1000.

                                    Sincerely,



                                    /s/ C. Steven Guenthner
                                    ------------------------
                                    C. Steven Guenthner
                                    Sr. Vice President &
                                     Chief Financial Officer

                                                                      Attachment

WILMER CUTLER PICKERING
  HALE and DOOR LLP

                                                               Bruce E. Coolidge

                                                                2445 M Street NW
                                                           Washington, DC  20037
                                                                    202-663-6376
                                                                202-663-6363/fax
                                                   bruce.coolidge@wilmerhale.com



                                October 28, 2005



Via First Class Mail and Facsimile to (202) 772-9217

Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant
Division of Corporation Finance - CF/AD1
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-6010

Re:  Almost Family, Inc.
     Form 10-K for the fiscal year ended December 31, 2004
     Filed March 31, 2005
     File No. 1-09848


Dear Mr. Rosenberg:

         I am writing to you at the request of Steve Guenthner, the chief financial officer of my firm's client Almost Family, Inc. in connection with the company's response to your letter to Mr. Guenthner dated October 7, 2005. As you undoubtedly assume, I am not an accountant. Neither I nor my law firm has been previously involved in the Franklin litigation that is the subject of this letter. My knowledge of the facts and legal issues in that matter is based exclusively on a review of correspondence between the Staff and my client concerning the litigation, the disclosures concerning the litigation made in the company's annual report on Form 10-K for the year ended December 31, 2004, and recent discussions with management of the company and the company's litigation counsel, Frost Brown Todd LLC. This letter has been reviewed by Mr. Guenthner, who has confirmed to me the accuracy of all statements in the letter concerning the beliefs and positions of management of Almost Family. I understand that Mr. Guenthner is today sending to you by facsimile a letter responding to those aspects of your October 7, 2005, letter that are not addressed below.

         As discussed in detail in the company's response dated September 8, 2005, and in a subsequent telephone call between Mr. Guenthner and Sasha Parikh (in which I participated), management believes that company's financial statements appropriately treated the loss contingency at issue in the Franklin litigation. As I believe Ms. Parikh agreed in that call, there is no disclosure issue concerning that loss contingency because the company's financial statements included extensive footnote disclosure concerning the litigation, the loss at the trial court level, the amount of the trial court judgment, the cash amount posted by the company in an escrow account with the court as security in lieu of an appeal bond, and the company's conclusion that it should not record a provision in 2004 because it did not believe the loss to be probable as of the balance sheet date.

         It would not be useful to repeat the extensive discussion in the company's response dated September 8, which attempted to set forth in detail the factual circumstances underlying the Franklin litigation and the authoritative accounting guidance that management believed to govern the issue whether or not an accrual in the amount of the trial court judgment was necessary or appropriate under SFAS 5. The point that seems to warrant emphasis is that we cannot see, either under the applicable accounting literature, or otherwise, a basis for the Staff's implicit conclusion that generally accepted accounting rules require accrual of a loss in the amount of a trial court judgment in every case. With all due respect for the Staff's informal guidance on this point, as articulated by Ms. Parikh in our telephone conversation, a rule that requires accrual in every case where there is a trial court judgment seems simply wrong.

         We readily concede the point that most trial court judgments are either affirmed or at least affirmed in part on appeal. But to base a universally applicable accounting rule on that observation seems inconsistent with the authoritative accounting guidance cited in the company's September 8 letter, including the requirement that management consider all of the facts and circumstances surrounding a particular lawsuit. In this case, the company based its appeal primarily on the contention that the trial court applied an erroneous standard of law. Courts of appeal typically grant very substantial deference to factual findings of trial courts, and due to that deference reversals on appeal based on erroneous factual findings by the trial court are relatively infrequent. Appellate courts similarly give deference to trial courts (under an abuse of discretion standard) where the trial court has ruled on an issue that is legally confided to the discretion of the trial judge. But such deference to the trial court is not applicable where the appellant raises an issue of law, as to which courts of appeal typically apply a standard of review "de novo" -- in other words, without granting any deference to the legal conclusion of the trial court. Unless the Staff takes the view that the legal conclusion of the trial court in this particular case is probably correct, there simply is no good basis for the Staff's implicit conclusion that the judgment of the trial court will probably be affirmed on appeal, and thus no apparent basis for an accrual under generally accepted accounting principles as management understands them.

         Whatever the Staff's general experience and views on the likelihood of reversal on appeal, we respectfully submit that it is inappropriate, and inconsistent with SFAS 5, to adopt a one-size-fits-all rule for loss contingencies in circumstances like those present here. In this instance, the company relies on, and has submitted to the Staff, an opinion of counsel who is an experienced appellate lawyer and a partner in a preeminent law firm, has represented the company throughout the litigation, and is the person most familiar with both the facts and law at issue in the case. As explained in detail in that letter, the issue on appeal is whether the Tennessee trial court erred when it adopted as the law of Tennessee a rule concerning the meaning of a "best efforts" contract that is inconsistent with the rule applied in a majority of other jurisdictions. Given the lack of any precedent in Tennessee on that legal question, the absence of any obligation of the appeals court to defer to the view of the trial court, and the fact that the trial court adopted a minority rule, we frankly cannot understand how the Staff can make the judgment, in effect, that the company will probably lose on appeal. The opinion of the company's litigation counsel, moreover, addresses the precise question that management believed it was obligated to consider under applicable accounting standards. The Frost Brown Todd letter states:

         In our opinion, it is not "probable" that the Company will lose this appeal and it is therefore not "probable" that the Company will ultimately incur a loss from the contingency of this pending litigation.

         Unless it was "probable" as of December 31, 2004, that the company would ultimately incur a loss -- contrary to the conclusion of the letter just quoted -- the company should not have accrued a loss in the amount of the judgment at the trial court level. The Staff has not raised any question whether counsel to the company, in rendering this opinion, has acted professionally and independently -- nor does management, or its litigation counsel, believe that the Staff reasonably could raise such a question. Because we assume the Staff has no independent knowledge of either the factual or legal issues involved in the Franklin case, and because we cannot imagine that the Staff wishes to substitute its judgment for that of management and the company's counsel, management continues to believe that the company's financial statements as of December 31, 2004, accurately treated the loss contingency threatened by the Franklin litigation. In reaching its judgment, management recognized that it may not rely exclusively on the advice of counsel in reporting the company's results of operations, and the extended discussion in the September 8 letter makes it apparent that management did not do so.

         I look forward to discussing these issues with the Staff at its earliest convenience. Please do not hesitate to contact me if you have any questions.

                                                     Sincerely,


                                                     /s/ Bruce E. Coolidge
                                                     ---------------------
                                                     Bruce E. Coolidge